22003662

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-12123

SEC Mail Processing
FEB 28 2022
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Allen & Company LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

711 Fifth Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Salima Vahabzadeh	(212) 339-2475	Salima@Allenco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

10/20/03	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLIC

RMS

OATH OR AFFIRMATION

I, Salima Vahabzadeh, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Allen & Company LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Financial and Operations Principal

[signature]
Notary Public 2-24-22

PETER DIIORIO
NOTARY PUBLIC-STATE OF NEW YORK
No. 02DI5033723
Qualified in New York County
My Commission Expires 03-20-2023

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and the President
Allen & Company LLC:

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of Allen & Company LLC and subsidiaries (the Company) as of December 31, 2021, and the related notes (collectively, the consolidated financial statement). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2013.

New York, New York
February 24, 2022

ALLEN & COMPANY LLC

(A Wholly Owned Subsidiary of Allen Operations LLC)

Consolidated Statement of Financial Condition

Year Ended December 31, 2021

(In thousands)

Assets		
Cash	$	3,568
Investments, at fair value		1,540,375
Investment banking fees receivable		25,250
Receivables from clearing organization		3,236
Fixed assets, net of accumulated depreciation of $25,019		22,220
Due from affiliates		7,019
Operating lease right-of-use assets		44,934
Other assets		3,988
Total assets	$	1,650,590
Liabilities and Member's Equity		
Liabilities:		
Employee compensation payable	$	35,687
Employee benefit obligations		39,197
Due to affiliates		1,972
Operating lease liability		53,197
Other liabilities		9,786
Total liabilities		139,839
Member's equity		1,491,794
Accumulated other comprehensive loss		(11,407)
Total member's equity attributable to Allen & Company LLC		1,480,387
Noncontrolling interests		30,364
Total member's equity		1,510,751
Total liabilities and member's equity	$	1,650,590

See accompanying notes to consolidated statement of financial condition.

(In thousands)

(1) Organization and Significant Accounting Policies

(a) Organization and Basis of Presentation

Allen & Company LLC (the Company), a wholly owned subsidiary of Allen Operations LLC (Member) was founded and commenced operations on September 1, 2002. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The Company is exempt from the provisions of Rule 15c3-3 pursuant to Section (k)(2)(ii) under the Securities and Exchange Act of 1934 and Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and is also filing the exemption report relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. Services provided by the Company include investment banking, trading, and securities brokerage activities.

Allen & Company Advisors LLP (AALLP), a majority owned subsidiary of Allen & Company Advisors Limited (ACAL), was formed as a Limited Liability Partnership in England and Wales as the entity facilitating the Company's investment banking business outside the United States. The Company intends to dissolve these entities in 2022.

The Company determined that certain investment vehicles that the Company established are variable interest entities (VIEs). These investment vehicles are created to hold real estate, venture fund and hedge fund investments that the Company owns, along with other related parties. The accompanying consolidated statement of financial condition reflects the consolidation of those entities.

(b) Clearing Arrangement

The Company has an agreement with Pershing, a subsidiary of Bank of New York Mellon Corporation, whereby Pershing clears proprietary and customer securities transactions for the Company, carries customers' accounts on a fully disclosed basis, and prepares various records and reports.

(c) Use of Estimates in the Preparation of Consolidated Statement of Financial Condition

The preparation of consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America, which includes prevailing industry practices, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated statement of financial condition, particularly in the valuation of non-exchange traded investments and post-retirement benefits, as well as reported amounts of revenue and expenses associated with investment banking receivables at year end. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the consolidated statement of financial condition.

(continued)

(d) *Investments at Fair Value*

The Company accounts for financial instruments that are being measured and reported on a fair value basis in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurement.* ASC 820 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. ASC 820 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between current market participants at the measurement date."

Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments, net asset value, or its equivalent, as a practical expedient and valuation pricing methods. Among the factors considered by the Company in determining the fair value of financial instruments for which there are no current quoted market prices are the terms and liquidity of the instrument, the financial condition and operating results of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, industry volatility, years to exit, assessing the underlying investments, market-based information, such as comparable company transactions, performance multiples and changes in market outlook as well as other measurements. Investments are stated at fair value. See Note 2 Investments, at fair value for additional discussion of ASC 820.

(e) *Investment Banking Fees Receivable*

Investment banking fees receivable consists of advisory, private placement and underwriting fees earned by the Company. Due to their short-term nature, their carrying amounts approximate fair value.

(f) *Receivables from Clearing Organization*

These receivables represent funds on deposit with the clearing organization, as well as net payables and receivables from unsettled trades. Due to their short-term nature, their carrying amounts approximate fair value.

(g) *Fixed Assets*

Fixed assets consist of an interest in an aircraft, leasehold improvements, furniture, fixtures and equipment, and computer hardware and software, and are recorded at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the assets' estimated useful economic lives, which for leasehold improvements is the lesser of the lease terms or the life of the asset, and three to twelve years for other fixed assets.

(h) *Employee Benefit Obligation*

The recognition and disclosure provisions of ASC 715, *Compensation-Retirement Benefits* (ASC 715) requires recognition of the overfunded or underfunded status of defined benefit pension and postretirement plans as an asset or liability in the accompanying Consolidated Statement of Financial Condition, and to recognize changes in that funded status in Accumulated Other Comprehensive Loss.

In accordance with the measurement date provisions of ASC 715, the Company measures all of its defined benefit pension and postretirement plan assets and obligations as of December 31, 2021. Refer to Note 3, Employee Benefit Plans for further detail.

(i) Employee Compensation Payable

Employee compensation payable represents compensation due to employees.

(j) Leases

The company accounts for leases in accordance with ASC Topic 842, *Leases* [see Note 7(a)]. The Company determines whether the arrangement is a lease at inception. Operating leases, in which the Company is the lessee, are disclosed as an Operating lease Right-of-use ("ROU") asset and an Operating lease liability in the consolidated statement of financial condition.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liability represent its obligation to make lease payments arising from the lease. The Operating lease ROU asset and liability are recognized at commencement date based on the present value of lease payments over the lease term. As the Company's lease typically does not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at date of adoption in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives if there were any. The Company has elected not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less. ROU assets are periodically assessed for impairment losses.

(k) Principles of Consolidation

The accompanying consolidated statement of financial condition include the accounts of Allen & Company LLC and its majority-owned subsidiaries (collectively, the Company). All significant intercompany balances and transactions have been eliminated in consolidation.

The Company consolidates entities in which it has a controlling financial interest based on either the variable interest entity (VIE) or voting interest model. The Company is required to first apply the VIE model to determine whether it holds a variable interest in an entity, and if so, whether the entity is a VIE. If the Company determines it does not hold a variable interest in a VIE, it then applies the voting interest model. Under the voting interest model, the Company consolidates an entity when it holds a majority voting interest in an entity.

Assets of consolidated VIEs can be used only to settle obligations of the consolidated VIEs and liabilities of consolidated VIEs for which creditors (or beneficial interest holders) of the VIEs do not have recourse to the general credit of the primary beneficiary.

The following table summarizes the VIEs' impact on the Consolidated Statement of Financial Condition:

(In thousands)

Line Item in the Consolidated Statement of Financial Condition		Balance
Assets		
Investments, at fair value	$	30,389
Liabilities		
Other liabilities	$	25
Member's Equity	$	30,364

(l) Recently Issued Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which removes certain exceptions for recognizing deferred taxes for investments, performing intra-period allocation and calculating income taxes in interim periods. The ASU also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. ASU 2019-12 is effective for the Company's annual periods beginning after December 15, 2021. The Company decided not to adopt ASU 2019-12.

(2) Investments, at fair value

FASB ASC No. 820, provides a framework for measuring fair value. The standard requires the Company to provide expanded information about the assets and liabilities measured at fair value and the potential effect of these fair valuations on the Company's financial performance.

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to the valuation techniques used to measure fair value based upon the transparency and observability of such inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 – Valuations are based upon unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis;

Level 2 – Valuations are based upon either quoted prices for the same or like asset or liability in markets that are not active, or significant model inputs all of which are observable, either directly or indirectly, for substantially the full term in the financial instrument;

Level 3 – Valuations are based upon prices or valuation techniques that require inputs that are both unobservable and significant to the overall measurement. Such inputs reflect assumptions that the reporting entity believes would be used in valuing the asset or liability but that are unobservable.

(continued)

(In thousands)

The Company reviews its fair value hierarchy periodically. Changes in the observability of valuation inputs and in the significance of valuation inputs may result in a reclassification between fair value hierarchy level categories. Any reclassifications are treated as if they occurred at the end of the reporting period.

The following table presents the Company's investments that are recorded at fair value as of December 31, 2021.

	Assets at fair value				
Type of instrument	**Level 1**	**Level 2**	**Level 3**	**NAV**	**Total**
Money market mutual funds	$ 372,813	$ —	$ —	$ —	$ 372,813
Equities – exchange traded	559,258	144,200	—	—	703,458
Equities – nonexchange traded	—	—	97,668	—	97,668
Debt securities	—	—	6,198	—	6,198
Warrants	—	—	6,801	—	6,801
Limited partnership investments	—	—	75,355	126,633	201,988
Limited liability companies	—	—	137,292	14,157	151,449
Total investments – at fair value	$ 932,071	$ 144,200	$ 323,314	$ 140,790	$ 1,540,375

Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; securities traded on over the counter markets and listed securities for which no sale was reported on the last business day are valued at the last reported bid price. Greater use of management judgment is required in determining fair value when the volume or level of trading activity for a financial instrument has decreased and when certain factors suggest that observed transactions may not be reflective of orderly market transactions. Judgment must be applied in determining the appropriateness of available prices, particularly in assessing whether available data reflects current prices and/or reflects the results of recent market transactions. Prices or quotes are weighed when estimating fair value with greater reliability placed on information from transactions that are considered to be representative of orderly market transactions. Exchange traded equities may be classified as Level 2 when market information is available, yet the investment is not traded in an active market and/or the investment is subject to transfer restrictions.

Level 3 investments may include common and preferred equity securities, warrants and promissory notes. When observable inputs are not available for these securities, the Company uses one or more valuation techniques such as market and income approaches for which sufficient and reliable data is available. Within Level 3, the use of the market approach generally consists of observable valuation measures for comparable companies or transactions, while the use of the income approach generally consists of calculating the net present value of estimated future cash flows. The Company also utilizes the probability weighted expected return model and market adjusted option pricing model to determine and allocate portfolio company values. The selection of appropriate valuation techniques may be affected by the availability and reliability of relevant inputs. In some cases, one valuation technique may provide the best indication of fair value while in other circumstances multiple valuation techniques may be appropriate.

(continued)

(In thousands)

The inputs considered by the Company in estimating the fair value of Level 3 securities include quoted prices of or market data for comparable companies, similar company ratios and multiples (e.g., enterprise value/EBITDA, enterprise value/revenue), control premiums, precedent transactions for similar companies, industry volatility, years to exit, risk free interest rate, discount rate, perpetuity growth rate, discount for lack of marketability, and transaction prices observed for subsequent financings by the underlying company.

Investments for which fair value is measured using net asset value (NAV) as a practical expedient are not classified in the fair value hierarchy. The NAV category presented in the table is intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated statement of financial condition. Included in the NAV category is a $14,160 investment in a hedge fund that invests in both long and short positions primarily in U.S. equities. This investment is redeemable quarterly with 65 days prior written notice. Also included in the NAV category are venture and growth equity fund investments totaling $126,630 each with various investing strategies. Withdrawals are not permitted in these investments. Distributions will be received at the discretion of the various fund managers and typically coincide with the liquidation of the underlying investments.

The following is a reconciliation of Level 3 investments whose valuation technique requires unobservable inputs to determine fair value:

	Level 3 Investments					
	Equities - nonexchange traded	Debt securities	Warrants	Limited partnership investments	Limited liability companies	Total
Beginning balance – January 1, 2021	$ 151,360	$ 5,009	$ 11,743	$ 50,919	$ 87,206	$ 306,237
Realized gains (losses)	1,543	—	—	21,030	4,129	26,702
Unrealized gains / (losses)	121,836	24	12,082	23,734	84,654	242,330
Purchases	17,259	3,458	—	3,868	18,868	43,453
Sales	(5,620)	(2,293)	(14,209)	(24,196)	(21,194)	(67,512)
Transfers into Level 3	—	—	—	—	—	—
Transfers out of Level 3	(188,710)	—	(2,815)	—	(36,371)	(227,896)
Ending balance – December 31, 2021	$ 97,668	$ 6,198	$ 6,801	$ 75,355	$ 137,292	$ 323,314

During 2021, various investments totaling $227,896 were transferred out of Level 3 to Level 1 and Level 2 as the companies began trading on a national securities exchange through an initial public offering or direct listing.

The valuation process involved in Level 3 investments measurements is completed on an ongoing basis and is designed to subject the valuation of Level 3 investments to an appropriate level of consistency, oversight and review. For assets classified as Level 3, various techniques as described above, are utilized by the Company to estimate fair value.

(continued)

(In thousands)

The following table displays valuation techniques and the range and weighted average of significant unobservable inputs for our Level 3 assets measured at fair value on a recurring basis as of December 31, 2021:

	Fair Value Measurements as of December 31, 2021					
		Fair Value	Valuation Technique	Unobservable Inputs	Range	Weighted Average
Investments at Fair Value:						
Equities / Limited Liability Companies/ Limited Partnerships	$	310,314	Discounted Cash Flow	Discount Rate (%)	1.3 - 1.5	1.3
			Market Approach	EV / Revenue (x)	0.7 - 7.2	2.6
				EV / EBITDA (x)	6.8 - 23.5	8.8
				EV / AUM (%)	1.3	1.3
				Discount for Lack of Marketability (%)	12.9 - 37.9	19.5
			Option Pricing Model	Volatility (%)	26.2 - 118.9	85.2
				Risk Free Interest Rate (%)	0.3 - 2.7	0.8
				Estimated Time to Exit (in years)	3.0 - 5.5	4.2
Debt Securities	$	6,198	Market Approach	EV / Revenue (x)	2.0 - 5.5	2.0
				Discount for Lack of Marketability (%)	34.8 - 37.9	34.8
Warrants	$	6,802	Market Approach	EV / Revenue (x)	1.5 - 2.0	1.8
				Discount for Lack of Marketability (%)	28.1 - 34.8	31.7
			Option Pricing Model	Volatility (%)	70.1 - 84.1	80.7
				Risk Free Interest Rate (%)	0.3 - 1.8	0.6
				Estimated Time to Exit (in years)	3.4 - 5.5	3.9

EBITDA is defined as earnings before interest taxes depreciation and amortization.
EV is defined as enterprise value.
AUM is defined as assets under management

There have been no other changes in valuation techniques within Level 3 that have had a material impact on the valuation of financial instruments.

While the Company believes its valuation methods are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of Level 3 securities could result in a different estimate of fair value at the reporting date. Estimated values may differ significantly from values that would have been used had a readily available market for such securities existed or had such securities been liquidated.

(3) Employee Benefit Plans

The Company participates with Allen & Company Incorporated (ACI), a member of Allen Operations LLC, and J Bar 9 LLC (JBar9), a related entity, in a qualified, noncontributory defined-benefit pension plan (the Plan) that provides retirement benefits to the majority of its eligible employees on the basis of years of service and compensation level during the last ten years of employment. The Company's policy is to fund

(continued)

(In thousands)

the minimum level required under the Employee Retirement Income Security Act of 1974 (ERISA), to the extent the contributions will be tax deductible.

Due to the structure of the Plan, there is a potential risk that the Company would have to fund additional liabilities of the other Plan Sponsors should either of those Plan Sponsors become insolvent.

The Plan's investment policy is to provide a long-term investment return greater than the actuarial assumptions, maximize investment return commensurate with appropriate levels of risk, and comply with the ERISA by investing the funds in a manner consistent with ERISA's fiduciary standards.

The Company also participates with ACI and JBar9 in an unfunded contributory defined-benefit retiree medical benefits plan that provides medical benefits to eligible employees who retire directly from the Company after age 55 with more than ten years of service. The Company pays for benefits under this plan on a pay-as-you-go basis.

Effective January 1, 2009, the Company modified the pension and postretirement medical benefits plans, thereby, preventing all employees hired or rehired on or after January 1, 2009, from participating in either plan.

The plans' benefit obligation, fair value of plan assets and the net periodic benefit cost relating to the Company recognized for the year ended December 31, 2021, and the Company's funded status as of December 31, 2021 are as follows:

	Pension Benefits	Medical Benefits
Benefit obligation	$ 75,867	$ 31,361
Fair value of plan assets	68,031	-
Funded status	$ (7,836)	$ (31,361)
Benefit cost/(benefit)	$ (493)	$ 1,835
Employer contributions	137	632
Participant contributions	-	143
Benefits paid	(2,038)	(793)

The decrease in the benefit cost related to the pension plan is mainly due to asset gains during 2021.

Amounts recognized in the consolidated statement of financial condition before tax consist of the following:

(continued)

(In thousands)

	Pension Benefits	Medical Benefits
Post-retirement benefits payable	$ (7,836)	$ (31,361)

Amounts recognized in accumulated other comprehensive loss consist of:

	Pension Benefits	Medical Benefits
Prior service cost (benefit)	$ (326)	$ (227)
Net loss	7,526	4,559
Net amount recognized	$ 7,200	$ 4,332

The accumulated benefit obligation for the defined-benefit pension plan was $75,131 at December 31, 2021. The Company's required minimum contribution for 2021 is $0 to its pension plan and $761 to its medical plan.

Amounts expected to be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year:

	Pension Benefits	Medical Benefits
Expected amortization of prior service credit	$ (71)	$ (132)
Expected amortization of net loss	1,126	554

Assumptions used to determine benefit obligations at December 31, 2021, are as follows:

	Pension Benefits	Medical Benefits
Discount rate	2.72 %	2.75 %
Rate of compensation increase	4.00 %	4.00 %

(continued)

(In thousands)

Assumptions used to determine the net periodic cost at the beginning of the period ended December 31, 2021, are as follows:

	Pension Benefits	Medical Benefits
Discount rate	2.38 %	2.42 %
Expected long-term return on plan assets	6.00 %	N/A
Rate of compensation increase	4.00 %	4.00 %

An annual long-term medical expense trend rate of 6.10% for pre-Medicare eligible and 6% for post-Medicare eligible healthcare benefits was assumed for 2021, decreasing each year until an ultimate rate of 4% and 4% is reached in 2074 for pre-Medicare and post-Medicare, respectively.

The Company's pension plan weighted average asset allocation, by asset category, at December 31, 2021, is as follows:

Asset Category	Target Allocation	Plan Assets
Equity securities	60% +/- 5%	64.8 %
Debt securities	40% +/- 5%	33.1
Money market securities	5% +/- 5%	2.1
Total		100.0 %

The expected long-term rate of return for the Plan's assets is based on the expected return of each of the above categories, weighted based on the median of the target allocation of each class. Based on respective market indices, over the long-term, equity securities are expected to return 7%–9%, debt securities are expected to return 2%-4%, and money market securities are expected to return 0%–1%. The retirement committee regularly monitors investment performance and target allocation ranges, and has discretion to make changes as deemed appropriate.

(continued)

(In thousands)

The following benefit payments, which reflect expected future service, are expected to be paid:

Years ending December 31	Pension Benefits	Medical Benefits
2022	$ 2,179	$ 761
2023	2,222	827
2024	2,384	876
2025	2,492	948
2026	2,601	1,021
2027–2031	15,027	6,037

The Plan's assets, excluding net interest, securities payable and accrued expenses that are carried at fair value as of December 31, 2021, are as follows:

	Plan Assets at Fair Value			
Type of Instrument	Level 1	Level 2	Level 3	Total
Equities (1)	$ 7,009	$ -	$ -	$ 7,009
Corporate bonds (2)	-	538	-	538
Municipal bonds (3)	-	301	-	301
Money market funds (4)	1,452	-	-	1,452
Mutual funds (4)	37,067	-	-	37,067
Asset backed securities (5)	-	1,617	-	1,617
U.S. Treasuries (6)	-	4,781	-	4,781
Mortgage backed securities (7)	-	2,626	-	2,626
Sovereign debt (8)	-	272	-	272
Registered investment companies (9)	-	12,356	-	12,356
Total investments	$ 45,528	$ 22,491	$ -	$ 68,019

(1) Equities are valued using a compilation of observable market information or broker quotes based on reported trades, current events, market performance, and other information available on comparable securities of issuers with similar credit ratings.

(2) Corporate bonds are valued using a compilation of observable market information or broker quotes based on yields, spreads, and reported trades and other information available on comparable securities of issuers with similar credit ratings.

(continued)

(In thousands)

(3) Municipal bonds are valued using a compilation of observable market information or broker quotes based on yields, spreads, reported trades, sector curves, rating updates, prepayment schedules, material events and reported changes.

(4) Money market and mutual funds are valued using the daily NAV.

(5) Asset backed securities are valued using a compilation of observable market information or broker quotes based on yields, spreads, swap curves, yield to worst convention, prepayment speeds, cash flows, rating updates, collateral performance and collateral type.

(6) U.S. Treasuries are valued using a compilation of observable market information or broker quotes based on yields, spreads, reported trades, treasury or floating rate index benchmarks.

(7) Mortgage backed securities are valued using a compilation of observable market information or broker quotes based on yields, spreads, swap curves, IO/PO strips or floating index, yield to worst convention, prepayment speeds, cash flows, rating updates, collateral performance and collateral type.

(8) Sovereign debt is valued using a compilation of observable market information or broker quotes based on yields, spreads, reported trades, or floating rate index benchmarks.

(9) Registered investment companies (RICs) are valued at the quoted prices at year-end. Prices quoted are the NAV of the RICs which are based on the fair value of the underlying securities.

The Allen & Company 401(k) Savings Plan

The Company also has a noncontributory defined contribution 401(k) plan in which all eligible employees of the Company are immediately enrolled upon being hired. Participants may contribute up to 100% of gross wages on a before-tax basis, limited to a maximum amount in any calendar year, as adjusted annually pursuant to Section 402(g) of the Internal Revenue Code. All costs of administering the plan are borne by the Company.

The Company has instituted a contribution matching program as part of the 401(k) plan, which is applicable to all eligible employees who were hired or re-hired on or after January 1, 2009. The Company contributed $557 for the year ended December 31, 2021.

(4) Investment Banking

Investment banking revenue receivables were $25,250 at December 31, 2021, none of which were impaired.

(5) Income Taxes

Income taxes are accounted for in accordance with ASC 740, *Income Taxes*, which requires that deferred tax assets and liabilities be provided for all temporary differences between the book and tax basis of assets and liabilities.

(continued)

The Company is a single member limited liability company and is treated as a disregarded entity for Federal and state income taxes. Therefore the Company has no Federal or state income tax liability. The Federal and state income tax liability is paid by members of the Member.

The Member is subject to New York City Unincorporated Business Tax (UBT) on net taxable income. The Company has been allocated UBT for consolidated financial statement purposes based on its net taxable income. The major sources of temporary differences for which a net deferred tax liability of $361 has been recorded are post-retirement benefits, unrealized gains and losses, deferred compensation, deferred rent, and difference in tax bases of fixed assets, and partnership investments.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in the Company's consolidated statement of financial condition and prescribes a recognition threshold and measurement attribute for the consolidated financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company did not have any unrecognized tax benefits or liabilities resulting from tax positions related to either the year ended December 31, 2021, or prior periods. The Company does not expect any change in unrecognized tax benefits or liabilities within the next year.

(6) Related Party Transactions

The Company has service and time-share agreements with related entities whereby it reimburses the entities for travel and entertainment expenses associated with the Company's business development activities.

During 2021, the Company paid consulting fees to a related entity pursuant to a consulting agreement between the two parties. The majority of the due to / due from affiliates relates to amounts due from its Member in connection with disbursements made on its behalf.

(7) Commitments and Contingencies

(a) Leases

The Company accounts for its leases in accordance with ASC Topic 842, *Leases*.

Supplemental information related to the office leases was as follows:

(continued)

Operating lease, as of December 31, 2021		
Operating lease right-of-use assets	$	44,934
Operating lease liabilities	$	53,197
Weighted average remaining lease term — operating lease (years)		12 years
Weighted average discount rate — operating lease		5.25%

Maturities of operating lease liabilities were as follows:

Years ending December 31		Operating Leases (in 000s)
2022		5,865
2023		5,865
2024		5,865
2025		5,865
2026		5,907
Thereafter		43,950
Total lease payments	$	73,317
Less: Imputed interest		(20,120)
Total	$	53,197

(b) Litigation

In the ordinary course of business, the Company may be a defendant or co-defendant in legal proceedings. At December 31, 2021, the Company believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition. The results of such proceedings could be material to the Company's operating results for any particular period, depending, in part, upon additional developments affecting such matters and the operating results for such period. Legal reserves are established in accordance with ASC 450, Contingencies.

(c) Unfunded Commitments

At December 31, 2021, the Company had total unfunded commitments to various private companies and limited partnerships in the amount of $7,355.

(d) Broker-Dealer Activities

The Company clears securities transactions on behalf of clients through its clearing broker. In connection with these activities, clients' unsettled trades may expose the Company to off-balance-sheet credit risk in the event clients are unable to fulfill their contracted obligations. The Company seeks to control the risk associated with its client activities by monitoring the creditworthiness of its clients.

(8) Fixed Assets

Fixed assets consisted of the following as of December 31, 2021:

(continued)

(In thousands)

		Total
Interest in an aircraft	$	17,750
Leasehold improvements		21,740
Furniture and fixtures		4,287
Equipment		3,462
Total	$	47,239
Less: Accumulated depreciation	$	25,019
Total fixed assets, net	$	22,220

(9) Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing primarily domestic and foreign institutional investors. Nearly all of the Company's transactions are executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks, mutual funds, and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets.

A large portion of the Company's common stock and debt securities investments are in the technology, consumer internet and media sectors. The credit and/or market risk associated with these holdings can be directly impacted by factors that affect these industries such as volatile equity and credit markets and economic slowdowns.

(10) Net Capital Requirements

The Company is subject to the Net Capital Requirements of Rule 15c3-1 (the Rule) under the Securities Exchange Act of 1934, which requires the maintenance of minimum Net Capital of the greater of 2% of Aggregate Debits or $250 as defined by the Rule. The Company has elected to use the alternative method permitted by the Rule. At December 31, 2021, the Company had net capital of $741,419 which was $741,169 in excess of the minimum required net capital of $250.

(11) Subsequent Events

Subsequent to December 31, 2021, the Company made distributions to its Member amounting to $121,640. Management has considered the effects of events occurring after the date of the Company's consolidated statement of financial condition through the date the consolidated statement of financial condition was available to be issued on February 24, 2022.